Exhibit 99.1

CORPORATE RELEASE
STATS ChipPAC Expands Manufacturing Floor in Malaysia
Additional 20,000 square feet increases production and test capacity by 40%
United States — 12/12/2007, Singapore — 12/13/2007 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NASDAQ: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced it has expanded the production floor in its Ulu Klang Free Trade Zone plant in Kuala Lumpur, Malaysia. The Company has converted approximately 20,000 square feet of office space into additional production floor space, increasing the total manufacturing floor space to 230,000 square feet. The overall size of the STATS ChipPAC Malaysia facility is 488,000 square feet.
STATS ChipPAC Malaysia offers high volume, low cost turnkey solutions including assembly, test and distribution. The Malaysia facility is the primary site for STATS ChipPAC’s Quad Flat No-Lead (QFN) manufacturing. In addition to the floor space expansion, STATS ChipPAC Malaysia has been rapidly building its QFN capacity, investing approximately $140 million since 2004, with an additional $25 million planned in 2008 to expand its QFN packaging and Radio Frequency (RF) test capabilities.
“We are pleased with the growth taking place at our Malaysia facility. Production capacity has increased approximately 40% over the past 12 months, with plans for continued growth in the future,” said Lew Hon Sang, Managing Director and President, STATS ChipPAC Malaysia.
This expansion complements STATS ChipPAC’s strategy to build its portfolio of advanced technology offerings by focusing on areas with long term growth such as QFN packaging and RF test. Revenue at the Malaysia factory has increased approximately 24% from 2005 to 2007 as a result of its expanded QFN manufacturing and RF test operations.
“STATS ChipPAC Malaysia is well positioned in the next two to three years to support customer demand in the computing, communications and consumer end markets, and is our ‘Centre of Excellence’ for QFN,” said Tan Lay Koon, President and Chief Executive Officer, STATS ChipPAC.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NASDAQ: STTS and SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on both the Nasdaq Stock Market (NASDAQ) and the Singapore Exchange Securities Trading Limited (SGX-ST). In addition, STATS ChipPAC is included in the

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com

Morgan Stanley Capital International (MSCI) Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Certain statements in this release, including statements regarding expansion plans relating to QFN packaging and RF test capabilities in Malaysia, expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ from our expectations include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; reliance on a small group of principal customers; continued success in technological innovations; availability of financing; pricing pressures including declines in average selling prices; the ability to meet the applicable requirements for the termination of registration under the U.S. Securities Exchange Act of 1934, as amended; ability to meet specific conditions imposed for the continued listing or delisting of the Company’s securities on the SGX-ST; our substantial level of indebtedness; potential impairment charges; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in products mix; intellectual property rights disputes and litigation; capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings that may result in conflicting interests with Temasek Holdings and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; our ability to continue to successfully integrate the operations of the former separate STATS and ChipPAC companies and their employees; labor union problems in South Korea; uncertainties of conducting business in China; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 12, 2007. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Senior Marcom Manager
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com